



02006542

BD 3/5

STATES
EXCHANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

SEC FILE NUMBER
8- 52508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mantis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Hempstead Turnpike
(No. and Street)

Levittown	New York	11756
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stegman & Company
(Name – *if individual, state last, first, middle name*)

405 E. Joppa Road	Baltimore	MD	21286
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VF 3-21-02

OATH OR AFFIRMATION

I, Edward Linzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mantis Securities, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

JANICE C. ALBER
NOTARY PUBLIC, State of New York
No. 01AL5053564
Qualified in Nassau County
Comm. Expires December 18, 20 05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANTIS SECURITIES, INC.

REPORT ON AUDITS OF
FINANCIAL STATEMENTS

FOR THE PERIOD FROM MARCH 27, 2000
(DATE OF INCEPTION)
TO DECEMBER 31, 2000 AND FOR THE
YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS


STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mantis Securities, Inc.
Astoria, New York

We have audited the accompanying balance sheets of Mantis Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from March 27, 2000 (date of inception) to December 31, 2000 and for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Mantis Securities, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mantis Securities, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the period from March 27, 2000 (date of inception) to December 31, 2000 and for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stegman + Company

Baltimore, Maryland
February 19, 2002

MANTIS SECURITIES, INC.

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash	$ 14,021	$ 30,887
Deposits with clearing organizations and others	36,156	13,380
Commissions receivable	47,795	-
Total current assets	97,972	44,267
PROPERTY AND EQUIPMENT:		
Equipment	48,778	39,969
Leasehold improvements	38,470	38,470
	87,248	78,439
Less accumulated depreciation	25,740	8,059
Net value of property and equipment	61,508	70,380
OTHER ASSETS	48	345
TOTAL ASSETS	$159,528	$114,992

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES -		
Accounts payable and accrued expenses	$ 34,669	$ 32,719
STOCKHOLDERS' EQUITY:		
Common stock - no par value; 200 shares authorized, 200 shares issued and outstanding	45	45
Additional paid-in capital	659,202	550,701
Accumulated deficit	(534,388)	(468,473)
Total stockholders' equity	124,859	82,273
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$159,528	$114,992

See accompanying notes.

MANTIS SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM MARCH 27, 2000 (DATE OF INCEPTION) TO
DECEMBER 31, 2000 AND THE YEAR ENDED DECEMBER 31, 2001

	2001	March 27, 2000 to December 31, 2000
REVENUE:		
Commission income	$2,758,995	$311,288
Interest income	779	922
Total revenue	2,759,774	312,210
OPERATING EXPENSES:		
Advertising	-	1,636
Depreciation	17,681	8,059
Equipment	48,229	21,341
Insurance	5,681	3,866
Management fees	6,163	47,553
Miscellaneous	5,712	975
NASD expenses	41,659	28,662
Office	35,273	13,315
Postage and delivery	36,149	6,143
Professional fees	27,264	-
Quotes and exchange fees	74,157	20,410
Rent	106,160	62,000
Salaries, commissions and benefits	2,329,116	499,121
Security	557	1,834
State licensing	11,722	27,647
Taxes other than income	651	-
Telephone	59,744	28,494
Travel and entertainment	10,035	4,586
Utilities	9,736	5,041
Total operating expenses	2,825,689	780,683
NET LOSS	$ (65,915)	$(468,473)

See accompanying notes.

MANTIS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM MARCH 27, 2000 (DATE OF INCEPTION) TO
DECEMBER 31, 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at March 27, 2000	$ -	$ -	$ -	$ -
Sales of common stock	45	550,701	-	550,746
Net loss	-	-	(468,473)	(468,473)
Balances at December 31, 2000	45	550,701	(468,473)	82,273
Capital contributed	-	108,501	-	108,501
Net loss	-	-	(65,915)	(65,915)
Balances at December 31, 2001	$45	$659,202	$(534,388)	$124,859

See accompanying notes.

MANTIS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM MARCH 27, 2000 (DATE OF INCEPTION) TO
DECEMBER 31, 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	March 27, 2000 to December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (65,915)	$(468,473)
Adjustments to reconcile net loss to net cash provided by operating activities -		
Depreciation	17,681	8,059
Net changes in operating assets and liabilities:		
Deposits with clearing organizations and others	(22,776)	(13,380)
Commissions receivable	(47,795)	-
Other assets	297	(345)
Accounts payable and accrued expenses	1,950	32,719
Net cash used in operating activities	(116,558)	(441,420)
CASH FLOWS FROM INVESTING ACTIVITIES -		
Purchase of property and equipment	(8,809)	(78,439)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sales of common stock	-	550,746
Capital contributed	108,501	-
Net cash provided by financing activities	108,501	550,746
NET (DECREASE) INCREASE IN CASH	(16,866)	30,887
CASH AT BEGINNING OF PERIOD	30,887	-
CASH AT END OF PERIOD	$ 14,021	$ 30,887
Supplemental cash flows disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes.

MANTIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM MARCH 27, 2000 (DATE OF INCEPTION) TO
DECEMBER 31, 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature Of Business

Mantis Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of SIPC and the National Association of Securities Dealers (NASD).

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Income Taxes

Deferred income taxes are recorded under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change becomes effective. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

Cash Flows

Cash consists solely of commercial checking account balances with immediate availability.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation expense was $17,681 and $8,059 for the period from March 27, 2000 (date of inception) to December 31, 2000 and for the year ended December 31, 2001, respectively.

Advertising

Advertising costs are expensed as incurred and included as a separate line item in operating expenses.

2. LEASES

The Company has entered into a lease agreement for office space with a stockholder of the Company which provides for the following future minimum payments as of December 31, 2001:

2002	$ 99,940
2003	103,934
2004	108,094
2005	18,132
Thereafter	-

3. INCOME TAXES

The components of the net deferred tax asset and liability as of December 31, 2001 and 2000 are as follows:

	2001	2000
Effect of net operating loss carryfoward	$214,000	$180,924
Less valuation allowance	(214,000)	(180,924)
Net deferred tax asset (liability)	$ -	$ -

The Company has recorded a valuation allowance in an amount equal to the deferred tax asset resulting from its net operating loss carryforward. The Company has net operating loss carryforwards of approximately $535,000 and $460,000 at December 31, 2001 and 2000, respectively, that begin to expire in 2020.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15(c)3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Information related to the Company's net capital at December 31, 2001 and 2000 is as follows:

	2001	2000
Net capital (as defined)	$63,303	$11,549
Required capital	5,000	5,000
Capital in excess of required amount	$58,303	$ 6,549
Net capital ratio	.55 to 1	2.83 to 1

5. CONTINGENCIES

The Company has entered into a clearing agreement with J. B. Oxford & Company under which all trades initiated by the Company are to be cleared through J. B. Oxford & Company. If J. B. Oxford & Company were unable to fulfill its obligation to provide clearing services, the Company would be required to engage another entity to provide these services which could have a material negative impact on the Company's financial position and statement of operations.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MANTIS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
Net capital -		
Total stockholders' equity	$124,859	$82,273
Deductions:		
Property and equipment	(61,508)	(70,380)
Other assets	(48)	(344)
Net capital	$ 63,303	$11,549
Aggregate indebtedness -		
Items included in balance sheet -		
accounts payable and accrued expenses	$34,669	$32,719
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,000	$ 5,000
Ratio: aggregate indebtedness to net capital	.55 to 1	2.83 to 1

There is no material difference between the Company's computation of net capital included in Part II of Form X-17A-5 as of December 31, 2001 and 2000 and the computation included in this schedule.


STEGMAN
& COMPANY

CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholder
Mantis Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Mantis Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital - under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stegman + Company

Baltimore, Maryland
February 19, 2002